UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

333-150061

CUSIP NUMBER

45773S 108

(Check one):	Form 10-K	Form 20-F	Form 11-K	Form 10-Q X .	Form N-SAR	Form N-CSR

SEC FILE NUMBER: 333-150061

For Period Ended:

February 28, 2011

     .    Transition Report on Form 10-K

     .     Transition Report on Form 20-F

     .    Transition Report on Form 11-K

     .     Transition Report on Form 10-Q

     .     Transition Report on Form N-SAR

For the Transition Period Ended:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:

Innocent, Inc.

Address of Principal Executive Office:

 2000 ne 22nd St

 Wilton Manors, Fl. 33305

Former Name if Applicable:

n/a

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject of annual report, semi-annual report, transition report on Form 10-K; Form 20-F, 11-K, Form 1-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company President and Chief Financial Officer  recently returned from Major Surgery out of the country and  is also in receipt of a SEC Comment Letter which will require some additional comments of past activity to be included in the current quarter as it relates to disclosure of past and current events.

The Company’s auditor could not complete its review of our company’s financial statements in time to comply with deadline filing requirements as a result of the above concerning  the February 28, 2011 Quarterly Report 10 Q. The Company has limited staffing and extremely limited resources. Accordingly, the Company expects that it will be unable to file its Form 10-Q for the Quarterly Report ended February 28, 2011 within the prescribed period. The delay could not have been avoided without unreasonable effort or expense.

In accordance with Rule 12b-25 of the Securities and Exchange Act of 1934, as amended, the Registrant intends to file the Form 10-Q no later than the five calendar following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Wayne A Doss	(828) 702-7687
(Name)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

Yes  X . No      .

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes      . No  X .

If so, explain the anticipated change in an attachment, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Innocent, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

REGISTRANT:

Innocent, Inc.

Date: April 14, 2011	By:	/s/ Wayne A Doss
Wayne A Doss

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